Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

March 23, 2009

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced that on March 12th, 2009 the Centro Mexicano para la Filantropia (CEMEFI) awarded First Majestic the Socially Responsible Business Distinction for 2008 (Distintivo Empressa Socialmente Responsable 2008).

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

March 23, 2009

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	March 23, 2009
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

First Majestic receives Mexican Distinction as a “ Socially Responsible Business”

FIRST MAJESTIC SILVER CORP. (FR-T) ("First Majestic" or the "Company") is pleased to announce that on March 12th, 2009 the Centro Mexicano para la Filantropia (CEMEFI) awarded First Majestic the Socially Responsible Business Distinction for 2008 (Distintivo Empressa Socialmente Responsable 2008).

This marks the first time that First Majestic has achieved this annual award of distinction. This award is a significant milestone for the Company and was accomplished after having demonstrated responsibility, transparency and sustainability within its operations and projects in Mexico.

Relevant activities that the Company excelled in to accomplish this distinction included:

  Corporate Ethics and Governance practices
  Quality of work within the Company
  Relationships with the communities in which the Company operates
  Care and preservation of the environment

Mr. Neumeyer, President & CEO stated, “Management at First Majestic feel strongly that being socially responsible sets the foundation for high values and principles within the Company and supports the mission of growth in a sustainable way taking care of the most valuable assets; our people and the communities in which we work.”

First Majestic Silver Corp. operates three separate mining units within Mexico; First Majestic Plata, S.A. de C.V., which owns the La Parrilla Silver Mine, Minera El Pilon, S.A. de C.V., which owns the San Martin Silver Mine and Minera La Encantada, S.A. de C.V., which owns the La Encantada Silver Mine. Each of these units is 100% held by Corporación First Majestic, S.A. de C.V., a wholly owned subsidiary based in Durango, Mexico.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.